EXHIBIT 99.2

FOR IMMEDIATE RELEASE                                            10 June 2002



                              WPP GROUP PLC ("WPP")

        Hill and Knowlton acquires US firm, SAMCOR Communications Company


WPP announces that its wholly-owned operating company, Hill and Knowlton ("H&K"), has acquired the business and assets of SAMCOR Communications Company, a Miami-based public relations agency.

Founded in 1996, Samcor has become a significant presence in the communications business, with clients including Sunbeam Corp, Mr Coffee, UDV, Wyndham Hotels & Resorts, Spherion Corporation, among others. The company will operate as Hill and Knowlton/SAMCOR, under the continued leadership of president and founder Cori Zywotow Rice.

Commenting on the acquisition, Howard Paster, chairman and CEO of H&K said, "Miami is a market that has become an intercontinental cultural bridge and a major business hub for this hemisphere. Administratively, Hill and Knowlton/SAMCOR will be part of our fast-growing Latin American network while working very closely with our US offices on the ever-expanding Latino/Hispanic market in this country."

SAMCOR had revenues of $2.4 million in 2001 and net assets of $400,000 at 31 December 2001.

The acquisition of SAMCOR continues WPP's strategy of reinforcing its networks in important growth sectors and markets and further strengthens H&K's important Latin American network of offices representing the major business centres in the region.

                                      ENDS



For further information, please contact:
Feona McEwan, WPP, London                                + 44  20 7408 2204
Kevin McCormack, WPP, New York                           + 212 632 2239

www.wpp.com
www.hillandknowlton.com